Contact:

MEDIA
Michel Labie	Tony Plohoros
33- 1- 53- 77- 40- 00	609- 252- 7938
michel.labie@sanofi- aventis.com	tony.plohoros@bms.com

Jeff Macdonald
212- 546- 4824
jeffrey.macdonald@bms.com

INVESTORS
Sanjay Gupta	John Elicker
33- 1- 53- 77- 45- 45	212- 546- 3775
sanjay.gupta@sanofi- aventis.com	john.elicker@bms.com

MOTION FILED FOR PRELIMINARY INJUNCTION IN PLAVIX® PATENT INFRINGEMENT CASE

Paris, France and New York (August 14, 2006) - Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) and Bristol-Myers Squibb (New York: NYSE: BMY) (the “companies”) today moved for a preliminary injunction ordering Apotex Inc. and Apotex Corp. (“Apotex”) to halt its sales of a generic version of clopidogrel bisulfate product that competes with PLAVIX ®. The motion was filed in the U.S. District Court for the Southern District of New York, where the companies’ ongoing patent litigation against Apotex is pending. The Court has scheduled a hearing on the motion on August 18, 2006. There can be no assurance that the motion will be granted.

This filing follows an August 8, 2006 announcement by Apotex that it had launched a generic version of clopidogrel bisulfate 75 mg tablets.

Sanofi-aventis and Bristol-Myers Squibb continue to believe that the Apotex generic product infringes their intellectual property rights, which are currently the subject of the pending patent litigation. The companies intend to continue to vigorously defend their patent rights against infringement.

About Sanofi-aventis
Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global pharmaceutical and related health care company whose mission is to extend and enhance human life.

Statements on Cautionary Factors

Sanofi-aventis
This press release contains forward- looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward- looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward- looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include risks that may arise from the Department of Justice’s criminal investigation on the Plavix® proposed settlement with Apotex, the risks related to the launch of a generic clopidogrel bisulfate product by Apotex, the potential launch of a generic clopidogrel bisulfate product by other entities, as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward- looking information or statements.

Bristol-Myers Squibb
This press release contains certain forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding Bristol-Myers Squibb's future operating performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These risks and uncertainties include the outcome of the Plavix litigation, the Department of Justice’s criminal investigation and the launch of a generic clopidogrel bisulfate and the potential launch of generic clopidogrel bisulfate product by other generic companies. For further details and a discussion of these and other risks and uncertainties, see Bristol-Myers Squibb's periodic reports, including current reports on Form 8-K, quarterly reports on Form 10-Q and those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in the annual report on Form 10-K for the year ended December 31, 2005, furnished to and filed with the Securities and Exchange Commission. Bristol-Myers Squibb undertakes no obligation to publicly update any forward- looking statement, whether as a result of new information, future events or otherwise.

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